China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

June 11, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

RE:

China TransInfo Technology Corp.
Request to Withdraw Post-Effective Amendment No. 1 to S-8
filed June 5, 2009 (File No. 333-151225) (Accession Number 0001204459-09-001042)

Ladies and Gentlemen:

China TransInfo Technology Corp., a Nevada corporation (the "Registrant"), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, the withdrawal of the Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 ("POS AM") filed on June 5, 2009 (File No. 333-151225) bearing Accession Number 0001204459-09-1042. The filing was miscoded in EDGAR as a "POS AM" instead of the proper coding of an "S-8 POS". A proper Post-Effective Amendment on Form Type "S-8 POS" was filed on June 5, 2009 bearing Accession Number 0001204459-09-001053.

Sincerely,

China TransInfo Technology Corp.

By: /s/ Shudong Xia
Shudong Xia
CEO and President